UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Interlink Electronics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

458751112 (CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (02-02)

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CUSIP No. 458751112	Schedule 13G	Page 2 of 5 Pages

1.	Name of Reporting Person I.R.S. Identification No. of above person (entities only) E. Michael Thoben, III

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 465,177 6. Shared Voting Power 0 7. Sole Dispositive Power 465,177 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 465,177

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (9) 4.0%

12.	Type of Reporting Person* IN

SEC 1745 (02-02)

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Item 1.	Issuer
	(a)	The name of the Issuer is Interlink Electronics, Inc.

	(b)	The Issuer’s executive offices are located at 546 Flynn Road, Camarillo, California 93012.

Item 2.	Reporting Person and Security

	(a)	This Statement is filed by Mr. E. Michael Thoben, III, an individual.

	(b)	Mr. Thoben’s business address is 546 Flynn Road, Camarillo, California 93012.

	(c)	Mr. Thoben is a citizen of the United States of America.

	(d)	This Statement relates to shares of Common Stock of Interlink Electronics, Inc.

	(e)	The CUSIP number assigned to the Common Stock of the Issuer is 458751112.

Item 3.	Filings Pursuant to Rule 13d-1(b) or 13d-2(b) or (c)

	(a)	☐	Broker of dealer registered under Section 15 of the Exchange Act;

	(b)	☐	Bank as defined in section 3(a)(6) of the Exchange Act;

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Exchange Act;

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940;

	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person, in accordance with Rule 13d-1(b)(ii)(G);

	(h)	☐	A savings association, as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

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Item 4.	Ownership

(a) Under the rules and regulations of the Securities and Exchange Commission, Mr. Thoben may be deemed to be the beneficial owner of a total of 465,177 shares of Issuer Common Stock. This amount includes 422,918 shares subject to options that are currently exercisable or become exercisable within 60 days of December 31, 2003.

(b) Mr. Thoben’s beneficial ownership of Issuer Common Stock represented approximately 4.0% of the Issuer’s 11,568,948 issued and outstanding shares on November 12, 2003. For the purpose of computing the percentage of outstanding securities beneficially owned, the number of shares issued and outstanding is based on the amount reported in the Issuer’s most recently filed quarterly report and includes those shares subject to Mr. Thoben’s options.

(c) Mr. Thoben has sole power to vote or direct the voting and to dispose or to direct disposition of the outstanding shares that he beneficially owns.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2004

Date

/s/ E. Michael Thoben, III

E. Michael Thoben, III

SEC 1745 (02-02)

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